EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: August 15, 2020 through AUGUST 15, 2021

SINGLE INSURED
FUND	BOND COVERAGE
Parnassus Funds	$2,500,000
Parnassus Income Funds	$2,500,000
Aggregate Single Bond Coverage (as if not maintained under joint coverage)	$5,000,000
Total joint Investment Company Bond (Bond Number 82053051)	$5,000,000